Stahl Cowen
Attorneys


                                                 LAUANE C. ADDIS
                                            Direct: 312.377.7853
                                               Fax: 312.423.8150
                                           laddis@stahlcowen.com


May 5, 2009

Mr. Martin James
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment Letter dated April 29, 2009; Biosynergy,
Inc.; Form 10-KSB for the Fiscal Year Ended April
30, 2008, Filed July 29, 2008; Amendment No. 1 and No. 2 to Form 10-KSB for the Fiscal Year
Ended April 30, 2008, Filed March 5, 2009 and
April 23, 2009; File No. 000-12459

Dear Mr. James:

      We have been retained to represent Biosynergy, Inc.
(the "Company") with respect to its annual report on Form
10-KSB for the Fiscal Year Ended April 30, 2008, filed July
29, 2008 (the "Original Filing"), as amended by Amendment
No. 1 to Form 10-KSB filed March 5, 2009 ("Amendment No.
1") and Amendment No. 2 to Form 10-KSB filed April 23,
2009.  We are in receipt of your Comment Letter dated April
29, 2009 (the "Comment Letter"). Pursuant to directions from your office, we are submitting this response letter containing proposed amendatory language, which, if acceptable to the Commission, will be included in Item 8A of an Amendment No. 3 to Form 10-KSB ("Amendment No. 3") to be filed on behalf of the Company. The following language is intended to address the Commission's comments relating to management's conclusions as to the effectiveness of internal controls and procedures:

The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange
Act) which are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.
Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Accounting Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Accounting Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-
15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.
Based upon that evaluation, the Company's Chief
Executive Officer and its Chief Accounting
Officer have concluded that the Company's disclosure controls and procedures were effective, except to the extent that, although management did in fact conduct an assessment of the Company's disclosure controls and procedures prior to the filing of the Original Filing, such disclosure controls and procedures did not alert management that the statements made in the Original Filing (relating to management's assessment as to the effectiveness of the disclosure controls and procedures) in attempted compliance with Item 308T, did not clearly indicate that management had conducted such an assessment or management's conclusions based on such assessment. The Company has reviewed its disclosure controls and procedures that lead to the unclear disclosure and has implemented steps to ensure that the disclosure contained in the Company's future reports filed under the Securities Exchange Act clearly indicate that the Company's management conducted an assessment of the Company's disclosure controls and procedures and management's conclusions based on such assessment, in compliance with Item 308T
(emphasis added).

      If the Commission is in agreement with the proposed amendatory language, please let us know and we will promptly file Amendment No. 3.

      We believe that the proposed language adequately addressed all of your concerns raised in the Comment
Letter. If you have further comments or questions, please do not hesitate to contact us.


							Sincerely,


                                          /s/ Lauane C. Addis
							Lauane C. Addis





cc:  L. Mead
     F. Suzuki